SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Telular Corporation
_____________________________________________________________________________
(NAME OF ISSUER)

__________________Shares of Common Stock, $0.01 par value per share______________
(Title of Class of Securities)

87970T208
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey Jacobowitz
Simcoe Partners, L.P.
52 Vanderbilt Avenue, 4th Floor
New York, NY  10017
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2008
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

SCHEDULE 13D—AMENDMENT NO. 1

This Amendment No. 1, filed by Simcoe Partners, L.P., Jeffrey Jacobowitz and Elisheva Jacobowitz (the “Reporting Person”), amends the Schedule 13D filed with respect to the common stock of Telular Corporation. (the “Company”) by the Reporting Persons with the Securities and Exchange Commission on December 1, 2008.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On December 24, 2008, the Reporting Persons filed with the Securities and Exchange Commission preliminary proxy materials with the respect to the solicitation of proxies to elect two nominees of Simcoe Partners, L.P. as directors at the Company’s 2009 annual meeting of shareholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2008
SIMCOE PARTNERS, L.P.
By: Simcoe Management Company, LLC, its general partner
By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager of Simcoe Management Company, LLC

SIMCOE MANAGEMENT COMPANY, LLC

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

ELISHEVA JACOBOWITZ

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Attorney-in-Fact